SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 6, 2023, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2023	09/30/2022
Results of the period (three-month period)	81,080	3,089
Attributable to:
Shareholders of the controlling company	77,042	2,768
Non-controlling interest	4,038	321

2. Other comprehensive income for the results of the period	in million ARS
	09/30/2023	09/30/2022
Other comprehensive income for the period (three-month period)	(336)	(620)
Attributable to:
Shareholders of the controlling company	(326)	(584)
Non-controlling interest	(10)	(36)

3. Total comprehensive income for the results of the period	in million ARS
	09/30/2023	09/30/2022
Total integral results of the period (three-month period)	80,744	2,469
Attributable to:
Shareholders of the controlling company	76,716	2,184
Non-controlling interest	4,028	285

4. Equity details	in million ARS
	09/30/2023	09/30/2022
Share Capital	7,220	800
Treasury shares	144	11
Comprehensive adjustment of capital stock and of treasury shares	113,704	101,212
Warrants	8,440	8,473
Share Premium	172,621	191,581
Premium for trading of treasury shares	677	698
Legal Reserve	13,533	9,062
Special Reserve (Resolution CNV 609/12)	67,304	67,304
Cost of treasury share	(6,225)	(3,791)
Reserve for future dividends	12,114	12,114
Reserve for conversion	(71)	976
Special Reserve	41,942	3,886
Other reserves	(33,971)	(33,479)
Retained earnings	165,678	103,500
Shareholders’ Equity attributable to controlling company’s shareholders	563,110	462,347
Non-controlling interest	32,647	31,813
Total shareholder's equity	595,757	494,160

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 7,364,213,060 (including treasury shares) represented by 736,21,306  non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each  which is divided into 736,354,245 non-endorsable nominative ordinary shares of  Nominal Value 10 ARS each with the right to 1 vote each and 67,061 non-endorsable nominative ordinary shares of Nominal Value 10 ARS each with the right to 1 vote each in registration process. The amount of outstanding shares is 721,992,950.

The Company's market capitalization as of September 30, 2023, was approximately USD 475 million. (73,642,130 GDS with a price per GDS of USD 6.46)

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 412,689,839 shares directly and indirectly (through Helmir S.A.), which represents 57.16% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of September 30, 2023, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 309,294,111 nominative non-endorsable ordinary shares of Nominal Value 10 ARS each with the right to 1 vote each from the Company that represents 42.84% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, the amount outstanding of warrants is 79,646,262.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 834,163,198 (considering the current ratio of 1,2272 ordinary shares per warrant). We also inform that if Cresud, through its subsidiary Helmir S.A., were to exercise its warrants like the rest of the shareholders, its stake would increase by 60,923,885 ordinary shares, which would mean a 57.78% stake on the share capital (excluding treasury shares), that is, 473,622,724 shares.

Among the news of the period ended on September 30, 2023 and subsequent, the following can be highlighted:

●
The net result for the first quarter of fiscal year 2024 recorded a gain of ARS 81,080 million compared to ARS 3,089 million in the same period of the previous year, mainly explained by the gain recorded from changes in the fair value of investment properties.

●
The adjusted EBITDA of the rental segments reached ARS 16,713 million, 21% higher than the first quarter of 2023, driven by the Shopping Malls and Hotels segments. Total adjusted EBITDA reached ARS 17,030 million compared to ARS 15,958 million in the same period of the previous year.

●
Malls’ real tenant sales grew by 10.1% in the first quarter of fiscal year 2024 compared to 2023 and occupancy grew to 98%.

●
During the quarter and subsequently, we sold 3 floors of the “200 Della Paolera” building, the Suipacha 652/64 building and our 50% stake in Quality Invest S.A, owner of the San Martín property.

●
On October 5, 2023, the Shareholders' Meeting allowed the distribution of a cash dividend of ARS 64,000 million (dividend yield 12%) and own treasury shares, representing approximately 1.7% of the share capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 6, 2023